82-3138

BAE SYSTEMS

03 JUN 20 AM 7:21


03045703

PROCESSED
APR 16 2004
THOMSON
FINANCIAL

SUPPL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 26,878,324
Bank of New York Nominees Ltd - 4,760,742
Chase Nominees Ltd - 88,192,353
BT Globenet Nominees Ltd - 2,041,991
Midland Bank plc - 33,826,933
Deutsche Bank Mannheim - 7,600
Bankers Trust - 9,026,133
Barclays Bank - 4,419,786
Citibank London - 3,285,938
Nortrust Nominees - 24,124,708
Royal Bank of Scotland - 107,400
MSS Nominees Ltd - 395,650
State Street Bank & Trust Co - 145,000
RBSTB Nominees Ltd - 14,300
Deutsche Bank AG - 12,900
HSBC Bank plc - 37,100
ROY Nominees Limited - 229,500
Mellon Nominees (UK) Limited - 2,863,809

dlw 4/15

Capital International Limited:
State Street Nominees Ltd - 2,868,500
Bank of New York Nominees - 20,860,615
Northern Trust - 1,683,525
Chase Nominees Ltd - 12,765,956

Nortrust Nominees - 2,527,999
Royal Bank of Scotland - 432,200
State Street Bank & Trust Co - 757,100
RBSTB Nominees Ltd - 79,400
Citibank NA - 558,600
Deutsche Bank AG - 80,600
Chase Manhattan Nominee Ltd - 33,900
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 11 June 2003

11. Date company informed

13 June 2003

12. Total holding following this notification

360,310,410 ordinary shares

13. Total percentage holding of issued class following this notification

11.775%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

13 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.